FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

Silver Wheaton Corp.

(Translation of registrant's name into English)

Suite 1550, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40 F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: February 23, 2006	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE	TSX:SLW
February 23, 2006	AMEX:SLW

SILVER WHEATON TO INCREASE ANNUAL SILVER SALES TO OVER

15 MILLION OUNCES IN 2006; AND 20 MILLION OUNCES BY 2009

Vancouver, British Columbia – Silver Wheaton Corp. is pleased to announce that it has agreed to purchase 4.75 million ounces of silver per year, for a period of 20 years, from Glencore International AG, equivalent to the production from their Yauliyacu mining operations in Perú.  With this acquisition, Silver Wheaton is expected to have annual silver sales of over 15 million ounces in 2006, increasing to 20 million ounces by 2009 and thereafter.

Silver Wheaton will pay an upfront payment of US$285 million, comprised of US$245 million in cash and a US$40 million promissory note, and US$3.90 per ounce of silver delivered under the contract (subject to an inflationary adjustment after three years).

Yauliyacu is a low-cost silver/lead/zinc mine located in central Perú which has been in continuous operation for more than 100 years and is expected to produce an average of 6 million ounces of silver per year during the term of the contract.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows .

During the term of the contract, Silver Wheaton will have a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver from any other mine currently owned by Glencore.  In addition, Silver Wheaton will also have an option to extend the 20 year term of the silver purchase agreement in five year increments, on substantially the same terms as the existing agreement, subject to an adjustment related to silver price expectations at the time and other factors.

In order to fund the US$245 million cash consideration, Silver Wheaton intends to use cash on hand of US$120 million, together with US$125 million of bank debt.

Closing of the transaction is subject to execution of definitive agreements and receipt of all regulatory approvals and third-party consents, including acceptance by the Toronto Stock Exchange.  The transaction is expected to close by March 15, 2006.

There will be a conference call to discuss the transaction on Friday, February 24, 2006 at 11:00 a.m. (EST).  You may participate in the call by dialing toll free 1-800-769-8320 in North America, or for local callers or those outside of North America by dialing 416-695-5261.  The conference call will also be recorded and you can listen to a playback of the call after the event by dialing 1-888-509-0081 or 416-695-5275.  A live audio webcast and replay will be available on the website at www.silverwheaton.com.

Mr. Randy Smallwood, P. Eng., Vice-President, Corporate Development of
Silver Wheaton, who is a “qualified person” as such term is defined under National Instrument 43-101, has reviewed and approved the contents of this news release.  Silver Wheaton has retained Watts, Griffis and McOuat Limited to prepare an independent National Instrument 43-101 technical report on Yauliyacu and expects that such report will be available on www.sedar.com within 45 days.  Macquarie acted as financial advisors to Glencore on this transaction.

Silver Wheaton is the only public mining company with 100% of its revenue from silver production.  Silver Wheaton is unhedged and well positioned for further growth.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2004 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

David Awram

Investor Relations Manager

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com